Exhibit 99.1

Calyxt Appoints CEO, Jim Blome, Former President & CEO of Bayer CropScience LP

MINNEAPOLIS-ST. PAUL, Minn. & NEW YORK--(BUSINESS WIRE)--September 18, 2018--Regulatory News:

Calyxt, Inc. (NASDAQ:CLXT) and Cellectis S.A. (NASDAQ:CLLS – EURONEXT GROWTH: ALCLS) announced today the appointment of James A. Blome, former President and CEO of Bayer CropScience LP (North America), as Chief Executive Officer of Calyxt, effective October 1, 2018. Jim Blome will work closely with Calyxt’s Board of Directors to foster the development of the Company’s consumer-focused products, including the upcoming commercial launch of Calyxt’s first product, high-oleic soybean oil.

Jim Blome is a high-impact, global leader with over 25 years of leadership experience in the agriculture industry, building teams and strategies with consumer-focused cultures to better meet consumer needs and maximize market share growth.

“We are extremely excited to have Jim Blome take the reins at Calyxt, as this time represents a critical inflection point for the Company, given that we expect our first healthy food product for consumers will soon hit the market,” said Dr. André Choulika, Chairman of Calyxt’s Board of Directors. “Having Jim join Calyxt is a huge win for the entire Calyxt team as he is an experienced global CEO and seasoned commercial executive with extensive expertise in consumer-focused product development. He brings a proven track record of global operational excellence. We look forward to ushering in an exciting new chapter for Calyxt under Jim’s leadership.”

“In addition, I would like to very warmly thank Dr. Yves Ribeill for the fantastic job that he has done in a very short period of time as interim CEO at Calyxt. Yves has taken significant steps to position Calyxt on track for its first commercial launch. I continue to be impressed by the way that he has been immediately adopted by the team and motivated all to make Calyxt a great success. Yves and Jim will work closely together on an efficient transition. Yves will also remain a member of the Board of Directors of the Company,” added Dr. André Choulika.

“I am honored to take on the role as Calyxt’s next CEO as the Company has the potential to become the leader when it comes to healthier food choices for consumers,” added Jim Blome. “I look forward to working closely with the Board, management team and talented and committed employees to leverage all of Calyxt’s truly unique capabilities and deliver nutritionally rich, cost-effective food products. I have made it my mission to always execute with purpose, putting the consumer first in everything that we do.”

Jim Blome grew up on a family corn and soybean farm in Hubbard, Iowa and a graduate of Iowa State University. Prior to joining Calyxt, Jim was the President and CEO for Bayer CropScience LP (North America). He held executive positions at Valent (Sumitomo Chemical) and Agriliance LLC before joining Bayer.

Jim serves as the Chairman of CropLife America, Chairman of US Farming and Ranching Foundation, the Independent, Non-Executive Chairman of Concentric Ag Technologies, Inc. Jim is the 2013 recipient of the Henry A. Wallace Award from Iowa State University for outstanding leadership and service to agriculture.

Kincannon & Reed, a leading executive search firm focused on the food, agribusiness, and biosciences sectors, assisted Calyxt in the recruitment of Jim Blome.

About Calyxt

Calyxt, Inc. is a consumer-centric, food- and agriculture-focused company. Calyxt is pioneering a paradigm shift to deliver healthier food ingredients, such as healthier oils and high fiber wheat, for consumers and crop traits that benefit the environment and reduce pesticide applications, such as disease tolerance, for farmers. Calyxt develops non-transgenic crops leveraging processes that occur in nature by combining its leading gene-editing technology and technical expertise with its innovative commercial strategy. Calyxt is located in Minneapolis-St. Paul, MN, and is listed on the Nasdaq market (ticker: CLXT).

For further information please visit our website: www.calyxt.com Calyxt™ and the corporate logo are trademarks owned by Calyxt, Inc.

TALEN® is a registered trademark owned by Cellectis S.A.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward looking statements, including those factors discussed under the caption entitled “Risk Factors” in Calyxt’s Annual Report on Form 10-K, and Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2017 long with other Calyxt and Cellectis subsequent filings with the U.S. Securities and Exchange Commission. We do not assume any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by applicable laws.

CONTACT:
Media
Jennifer Moore, VP Communications
Phone: 917-580-1088
email: media@calyxt.com
or
Caitlin Kasunich / Nick Opich
KCSA Strategic Communications
212.896.1241 / 212.896.1206
email: ckasunich@kcsa.com / nopich@kcsa.com
or
Investor Relations
Simon Harnest, VP Corporate Strategy and Finance
Phone: 646-385-9008
email: simon.harnest@calyxt.com